July 29, 2008

Walter Weller
Medpro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington KY 40505

        Re: **Medpro Safety Products, Inc.**
                  Amendment No. 1 to Registration Statement on Form S-1
                  Filed July 3, 2008
                  File No. 333-149163

Dear Mr. Weller:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 17

1.   We note the disclosure in footnote 8 to the table. Please identify the selling shareholders and the number of shares each is offering prior to requesting acceleration.

2.   We note your response to prior comment 5. Please disclose in your prospectus the information provided in your response to this comment.

Liquidity and Capital Resources, page 25

3.   You disclose that your arrangement with the distributor requires the purchase of $1.4 million of product in the first year of commercial shipment. Please reconcile

that disclosure with the corresponding disclosure on page 29 which states that the first year commitment is 5 million units at $.028 per unit.

Audited Financial Statements, page F-1

Statements of Operations, page F-5

4.   We refer to your response to comment 29. As provided in APB 26, forgiveness of debt by a related party is typically a capital transaction. With respect to the advances from your chairman and majority shareholder, please respond to the following:

- Tell us when the advances subject to the restructuring in September 2006 were made, indicating dates, amounts and maturities.
- You indicate that "repayment was expected and clearly reflected a temporary arrangement." Tell us the expected repayment dates of the advances when received. Provide a chronology of the advances and expected repayment dates. Identify the specific sources of expected repayment. Fully support that there was a reasonable basis for the assertion that the arrangements would be temporary. Please be specific.
- If the arrangements were intended to be short-term, tell us why there were "no definitive repayment terms."
- Tell us whether any short-term advances had been converted prior to September 2006, including the reasons those advances were not repaid in cash.
- We see that you borrowed money from a financial institution in 2006 with the personal guarantee of the related party. Tell us whether the financial institution required a guarantee as a condition of the loan.
- Tell us why the Company and the shareholder entered into the restructuring agreement in September 2006. If the advances were expected to be short-term, tell us what did not occur as expected and why the related restructuring was necessary.
- You disclose that the related party "continually loaned money to the Company, provided services for the Company, paid various Company related expenses directly, guaranteed Company loans, and subsidized the office lease expense on behalf of the Company, which is located in a building, owned by a partnership in which the Chairman is a partner." We also see that the Company was generating only minor revenues, had accumulated losses and operating cash flow deficits. It appears that the related party was regularly providing operating capital necessary to continue operations. Accordingly, please further explain to us why forgiveness of those advances is not a capital transaction.

- • In your response you cite certain notions from the FASB Concept Statements. Please tell us why you should not apply the higher level GAAP specified in APB 26.

    We may have further comment.

5.   We see weighted average shares used for loss per share purposes is 8.5 million for 2006. The opening and closing numbers of shares on the Statement of Shareholders' Equity/(Deficiency) for that year exceeds 8.5 million and we do not see any repurchases or other retirements disclosed on the Statement of Shareholders' Equity/(Deficiency). Accordingly, please tell us (1) how the 8.5 million weighted average shares was determined and (2) how the measure is appropriate under the guidance from SFAS 128. Please note that share transactions should be presented on a gross basis on the Statement of Shareholders' Equity/(Deficiency).

Statements of Shareholders' Equity/(Deficiency), page F-6

6.   Please revise so that "Additional Paid-in Capital" and "Accumulated Deficiency" as of December 31, 2007 agree with the corresponding amounts presented on the Balance Sheet as of that date. Please also note that certain items, such as "Shares issued in conversion of debt" and "Shares issued in payment of services" (both in 2006), do not appear to cross-cast. Please re-verify the mathematical accuracy of the Statements of Shareholders' Equity/(Deficiency).

7.   You disclose that the shareholders of the predecessor business, the former private operating company, received 11,284,754 shares in connection with the recapitalization reverse merger. We also see that the opening number of common shares (as of January 1, 2006) in the post merger financial statements is 9,249,045. In a recapitalization reverse merger between a private operating company and a public shell corporation, historical stockholders' equity is restated for the equivalent number of shares received in the merger after giving effect to any difference in par value. In response to this comment, please provide us reconciliation between the number of shares issued to the accounting acquirers' shareholders and the opening number in the post merger financial statements and explain the basis for the 9,249,045. Please also clarify in Note 1. That footnote should provide a clear roadmap to the number of shares reported on the Statements of Shareholders' Equity/(Deficiency).

8.   Please provide us a schedule of the components of the line item "Shares issued in conversion of debt" in 2006. Please identify the party involved, the number of shares issued and the amount of debt converted. Show us how the share numbers and balances converted reconcile to disclosures in financial statement footnotes 4, 5 and 7.   Please ensure that the notes to financial statements clearly provide this information. Refer to paragraph 5 of SFAS 129.

9.   Tell us why the 593,931 shares issued to SC Capital Partners for financial advisory services are recorded at par value in the Statement of Shareholders' Equity/(Deficiency). Please cite the basis in GAAP.

Statements of Cash Flow, page F-7

10.   We refer to the cash outflow labeled "Proceeds from issuance of common shares" totaling $3.1 million in 2006. Please tell us why that transaction does not appear on the statement of stockholders' equity for that year. Please also respond with respect to the cash in-flow labeled "Issuance of preferred shares" in 2006. Please also tell us where these transactions are described in the notes to financial statements.

11.   On page 41 you disclose that you paid approximately $473,000 to retire convertible notes on May 10, 2007. Please tell us where this transaction is recorded in the Statement of Cash Flows. Please ensure that amounts are "netted" on the face of the cash flow statement only as allowed under the guidance from SFAS 95.

Note 1, Nature of Business and Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-9

12.   Please revise so that the accumulated deficit as of December 31, 2007 agrees with the corresponding amount presented on the Statement of Shareholders' Equity/(Deficiency).

13.   On page 29 you disclose that you have a contract for sale of approximately 110 million units of the blood collection safety device at a price of $.028 per unit. Please tell us how the $30 million in potential revenues as disclosed in this footnote was determined.

Intangible Assets, page F-11

14.   Please disclose the financial statement caption that includes the $300,000 charge for the Safe-Mate technology. Refer to paragraph 46c of SFAS 142.

15.   We refer to your response to comment 33. You indicate that you recorded goodwill in connection with the recapitalization reverse acquisition. You also

disclose that you acquired the net assets of a non-operating public shell and that you accounted for the transaction as a recapitalization of your private operating business. Such recapitalizations are not business combinations because they do not fall under the scope of paragraph 9 of SFAS 141 as the acquired entity, a shell corporation, is not a business. Since recapitalizations, such as described in your financial statements are not business combinations, goodwill is not normally recorded..

Please tell us why it was appropriate to record goodwill in the merger and cite a basis in GAAP for your position. While we see your references to paragraphs 44 and 45 of SFAS 142, those paragraphs address disclosures for goodwill recorded for business combinations under SFAS 141 and do not provide support for the accounting applied in your financial statements. Please also refer to paragraph 9 of SFAS 142.

16. Please provide disclosure of estimated annual amortization expense for each of the next five years as required by paragraph 45a(3) of SFAS 142.

Note 2, Acquisitions, page F-13

17. With respect to the Key-Loc transaction, the Statement of Shareholders' Equity/(Deficiency) suggests that the ultimate number of shares issued to acquire the assets is 291,020. Please revise to reconcile the share disclosures about this transaction between the Notes 2 and 7 and the Statement of Shareholders' Equity/(Deficiency).

18. It appears that you presented consolidated financial statements for Medpro and Vacumate prior to formal merger of the entities on January 10, 2007. Please expand to disclose how you accounted for the combination of the two companies in January 2007. In that regard, the shares issued to affect the combination (as described Note 1 on page F-9) do not appear on the Statement of Shareholders' Equity/(Deficiency). Accordingly, please expand the disclosure to clarify how the shares issued are presented in the financial statements.

Note 4, Notes Payable To And Advances From Shareholders, page F-13

19. In the last paragraph, please tell us where the repayment totaling $2.6 million is reflected in the Statement of Cash Flows for 2006. We see that the corresponding caption from the Statement of Cash Flows shows no activity for 2006.

20. Please expand to fully describe the penalty provisions referred to in the discussion of the $2.15 million note.

Note 5, Related Party Transactions, page 14

21.   You indicate that you issued 1,340,765 shares in 2006 in partial satisfaction of debt with an entity controlled by your chairman. Please tell us and revise to clarify how these shares are presented in the Statement of Shareholders' Equity/(Deficiency). We see from the Statement that the total number of shares issued in satisfaction of debt in 2006 is less than the number attributed to this transaction. Please ensure that the affects of the merger transactions and stock split have been applied to share disclosures in the footnotes so that transactions can be agreed to or reconciled with share disclosures in the basic financial statements. Similarly clarify the corresponding disclosure in Note 7.

22.   Please provide us a schedule showing how the $1.3 million currently reported as a gain was determined.

Note 7, Shareholders' Equity, page F-16

23.   Please expand this footnote to provide disclosure of all pertinent rights and privileges of the preferred stock. Please note that the disclosure should explain the terms, conditions and mechanics of the various features. Refer to paragraph 4 of SFAS 129.

24.   Please also ensure that your footnote disclosures fully describe the redemption features described on page 47 and that your disclosures fully describe why you believe the preferred shares are permanent equity. Refer to EIFT D-98, ASR 268 and SFAS 129.

25.   Please disclose the liquidation preference for the preferred shares on the face of the balance sheet. Refer to paragraph 6 of SFAS 129.

26.   We see the risk factor about registration obligations on page 12. Please expand this footnote to provide the disclosures about registration obligations from paragraph 12 of FSP EITF 00-19-2.

During the year ended December 31, 2006, page F-17

27.   With respect to the shares issued to the Board and the Corporate Secretary please disclose the fair value assigned to the shares and how that fair value was determined. Please disclose how the 204,524 is presented in the Statement of Shareholders' Equity/(Deficiency).

Note 10, Stock Options and Warrants, page F-19

28.   You indicate that you valued the warrants granted to SC Capital Partners at $211,928. Please disclose how you accounted for fair value assigned to the warrants, including the basis for that accounting.

29.   Please expand to provide disclosure of all significant terms and provisions of warrants. For instance, address the specific circumstances that may lead to changes in the number of warrants or exercise prices, the terms and provisions of cashless exercise features and of anti-dilution features, put or call features, registration obligations and liquidated damages provisions.

30.   We see two paragraphs in this footnote that include the following statements:

- "We have considered FASB SFAS 133, *Accounting for Derivative Instruments and Hedging Activities* and EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's own stock.* EITF 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features*, and EITF 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments* in accounting for the conversion feature embedded within the Series A Stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion feature would be separately accounted for as a derivative liability from the Series A Stock since it can only be settled in shares of the Company's own stock."

- "We have considered FASB SFAS 133, *Accounting for Derivative Instruments and Hedging Activities* and EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's own stock.* EITF 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features*, and 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments* in accounting for the conversion feature embedded within the preferred stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion feature in the Series A Stock would be separately accounted for as a derivative component of equity, since it can only be settled in shares of the Company's own stock."

Please tell us why these disclosures about the accounting you applied to the preferred shares are presented in the footnote about stock options and warrants.

In addition, the paragraphs do not appear to be consistent in that one of them states that the conversion feature of the Series A is accounted for as a derivative liability and the other indicates that the conversion feature is accounted for as equity. However, the accounting reflected in the financial statements and your response to prior comment 15 suggest that you determined that the conversion feature of the preferred stock did not fall within the scope of SFAS 133 and that derivative accounting was not required. In that regard, it appears that you ultimately applied EITF 00-27.   Please make clear and comprehensive disclosure in an appropriate footnote how you accounted for the preferred stock and why you believe that accounting is appropriate in GAAP.

Unaudited Interim Financial Statements, beginning on page F-23

31.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Balance Sheets, page F-23

32.   Please revise to provide a caption for total liabilities and shareholders' equity.

Exhibit 23.1

33.   Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Form 10-KSB for the year ended December 31, 2007

34.   Please revise the financial statements and related disclosure in the Form 10-KSB to conform with any changes you make in response to our comments. We refer also to your response to prior comment 15.

Item 9A. Controls and Procedures, page 27

Evaluation of Disclosure Controls and Procedures

35.   We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in timely making known to them material information required to be disclosed in the reports filed or submitted under the Securities Exchange Act." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Item 9A(T). Controls and Procedures, page 28

Management's Report on Internal Control Over Financial Reporting

36.   We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007 because of the reverse acquisition that was consummated during the year. We believe that the surviving entity in a reverse merger succeeds

to the Exchange Act reporting history of the legal acquirer in the transaction. Therefore, because the legal acquirer was required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

Please submit a response that explains how you considered the following factors in making your determination:

- The timing of the transaction;
- The magnitude of integration or changes in internal control over financial reporting as a result of the transaction; and
- The significance of the issuer or legal acquirer's assets, liabilities, and operations to the consolidated financial statements included in your annual report.

Please provide us a response to this comment within 10 business days from receipt of this letter.

Please note that the failure to perform or complete management's assessment may adversely affect the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

37.   Please disclose any change in internal control over financial reporting that occurred during the fourth quarter of the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting or confirm to us that there were none. Refer to Item 308T(b) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 37

38.   We see that your certifications are not complete. In that regard we see that you did not provide the complete introductory language of paragraph 4, paragraphs 4(b) and 4(d), and paragraph 5 of Item 601(b)(31) of Regulation S-K. Please revise to provide complete and currently dated certifications from your Chief Executive and Chief Financial Officers exactly as specified in Item 601(b)(31) of Regulation S-K.   This comment also applies to the certifications included in your Form 10-Q as of March 31, 2008.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at 202-551-3327 or in his absence, Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc: (via fax)   Alan K. MacDonald, Esq.